

Mail Stop 7010

May 27, 2009

Mr. Donald Allan Jr.
Vice President and Chief Financial Officer
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

> **RE:** **Form 10-K for the fiscal year ended January 3, 2009**
> **Form 10-Q for the period ended April 4, 2009**
> **File No. 1-5224**

Dear Mr. Allan:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Restructuring Activities, page 23

2. You estimate that approximately 30% of your remaining restructuring reserve as of January 3, 2009 will be expended in 2010 primarily pertaining to the timing of approvals from European governmental agencies. Please provide us with more information regarding what the government approvals relate to, and support your basis for inclusion of these amounts in the reserve in light of these pending government approvals. Refer to paragraphs 3, 4, and 7 through 17 of SFAS 146.

Financial Condition, page 24

3. We note your disclosure on page 6 that the instruments and agreements governing certain of your current indebtedness contain covenants including the maintenance of specified financial ratios. As such, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Estimates, page 30

Goodwill and Intangible Assets, page 31

4. We note that you have a significant amount of goodwill recorded on your balance sheet. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - A qualitative and quantitative description of the material assumptions used when evaluating goodwill for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes;

- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
- We note your disclosure that impairment losses may be recorded in your convergent security solutions reporting unit and your fastening systems reporting unit. Please enhance your disclosure to further address the possible impairment of these reporting units. Discuss the assets that are at risk in each reporting unit, the fair value compared to the carrying value of each reporting unit as of the most recent period, and management's plans for dealing with the adverse effects of the current conditions and events.

Risk Insurance, page 32

5. You indicate that you are self insured for various business exposures. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your stop loss limits associated with each risk you are self-insured for. Please also disclose each risk for which you do not have stop loss limits. Please also quantify the dollar amount of your self insurance accruals for each period presented.

6. You disclose that actuarial valuations performed by an outside risk insurance consultant form the basis for workers' compensation and product liability loss reserves recorded. We also note your reference to third party administrator specialists who quantify specific reserves for individual known claims of workers' compensation. Please tell us the nature and extent of these third parties' involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933. If these third parties are experts, you should delete your reference to them or name the parties.

Item 9A – Controls and Procedures, page 35

7. We note that you define disclosure controls and procedures as those controls and procedures "that are effective in timely alerting [you] to material information relating to the Company (including its consolidated subsidiaries) required to be included in its periodic Securities and Exchange Commission filings." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information

required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

8. Your disclosure indicates there were no significant changes in your internal controls over financial reporting subsequent to the date of your most recent evaluation. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

Item 15 – Index to Financial Statements and Financial Statement Schedule, page 40

Consolidated Statements of Cash Flows, page 47

9. Please breakout for each period presented the other line item in the cash provided by operating activities sections into smaller components having more descriptive titles.

Note A – Significant Accounting Policies, page 49

General

10. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

11. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with

SAB Topic 11:B, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing.

Note I – Long-Term Debt and Financing Arrangements

Equity Units – Convertible Notes, page 61

12. Please provide us with your analysis regarding your determination not to bifurcate and account for the conversion feature as a derivative in accordance with paragraph 12 of SFAS 133. Ensure your response includes your analysis of paragraph 11 of SFAS 133, including the guidance in EITF 00-19.

Note K – Capital Stock, page 65

13. Please tell us supplementally and disclose how you considered the potential common stock related to your forward purchase contracts and convertible notes in your computation of earnings per share. Refer to SFAS 128.

Note S – Commitments and Guarantees, page 80

14. Please enhance your disclosure to present a summary of the warranty liability activity for the most recent three years rather than two years. Refer to paragraph 14 of FIN 45.

FORM 10-Q FOR THE PERIOD ENDED APRIL 4, 2009

General

15. Please address the above comments in your interim filings as well, as applicable.

Item 1 – Financial Statements, page 2

Note B – New Accounting Standards, page 7

16. We note you adopted FSP EITF No. 03-6-1. You disclose that you calculated basic and diluted earnings per share under both the treasury stock method and the two-class method for all periods presented and there was no difference in the earnings per share under the two methods for the three months ended April 4, 2009 and March 29, 2008. Please clarify whether you had granted unvested participating securities and provide us with your earnings per share calculations under both methods.

Note H – Equity Option, page 16

17. Please enhance your disclosure to discuss the primary reasons you purchased over the counter 15-month capped call options on 3 million shares of common stock. In addition, please tell us why there will be a gain or loss recognized when these options are exercised and include the accounting literature you referenced to support your accounting.

Note M – Fair Value Measurements, page 19

18. Please revise your disclosure to also present the quantitative disclosures related to assets and liabilities that are measured at fair value on a non-recurring basis using a tabular format. Refer to paragraphs 33, 34 and A36 of SFAS 157.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Financial Condition, page 26

19. We note you consider free cash flow an important indicator of your liquidity as well as your ability to fund future growth and provide a dividend to shareowners. You reported free cash outflow of $18 million for the three months ended April 4, 2009, compared to free cash inflow of $83 million for the three months ended March 29, 2008. Further, cash flows from operations decreased from $107.7 million for the three months ended March 29, 2008 to $3.6 million for the three months ended April 4, 2009. As such, please revise to provide more in-depth analyses regarding the significant changes in your free cash flow and cash flows from operations. When there are significant changes in the sources and uses of cash, such as the decrease in cash flow from operations, please describe how you determined that the sources will continue to be sufficient to meet your needs. Include in your discussion the material trends or uncertainties related to cash flow, capital resources, capital requirements or liquidity. See Section IV of SEC Interpretive Release No. 33-8350.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief